(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 30, 2006
☐ Transition Report on 10-K
☐ Transition Report on 20-F
`	☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Phoenix Footwear Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5840 E Camino Real, Suite 106
Address of Principal Executive Office (Street and Number)

Carlsbad, California 92008
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 30, 2006 by the deadline without unreasonable effort or expense because management needs additional time to complete the financial statements. This process has taken longer than expected due to additional procedures required in connection with its valuation and impairment testing of goodwill and unamortizable intangibles related to its military boot and premium footwear segments, the values of which it expects to significantly write down as of the end of its last fiscal year (see Part IV, below). The Registrant presently intends to file its Form 10-K within the fifteen day extension period, following the prescribed due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth E. Wolf	760	602-9688
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this Notification an explanation regarding whether the results of operations expected to be reported for the year ended December 30, 2006, will reflect significant changes from its results of operations for the year ended December 31, 2005. The results of operations that the Registrant will include in the 2006 Form 10-K are still being finalized by management and audited by Grant Thornton, LLP, and are subject to the issues discussed in Part III of this Notification, and other changes.

The Registrant expects to report consolidated net sales for fiscal 2006 of $140.6 million as compared to $109.2 million for fiscal 2005, representing a 29% increase, or $31.4 million. Of this increase, approximately $28.2 million is attributable to acquired brand revenue associated with the Chambers Belt Company and Tommy Bahama Footwear brand acquisitions that occurred during the second half of fiscal 2005 and approximately $4.8 million is attributable to increased net sales in our footwear and apparel segment.

The Registrant expects to report a net loss for fiscal 2006 of $20.4 million as compared to net income of $1.2 million for fiscal 2005. The estimated loss is primarily due to a non-cash intangible impairment charge of $23.5 million related to the value of goodwill, unamortizable intangible and intangible assets in the premium footwear and military boot segments. The estimated loss also relates to a decrease in gross margin due to increased footwear markdowns and close-out activity associated with inventory reduction strategies, increased selling, general and administrative and interest expenses associated with the fiscal 2005 acquisitions which were funded primarily through new bank debt. The estimated net loss per basic share was $2.58 for fiscal 2006 as compared to $0.15 per diluted share of net income for fiscal 2005.

As previously disclosed, on November 13, 2006, the Registrant entered into a new credit agreement which contains financial covenants, including ones based on average borrowed funds to EBITDA, fixed charge coverage ratio and minimum EBITDA that are tested on a quarterly basis. The Registrant was in default of these financial covenants as of December 30, 2006. The Registrant obtained a waiver from its bank with respect to these violations on March 30, 2007. Without further modification, it is anticipated that it will be in default of these financial covenants during the remainder of fiscal 2007. The Company has had ongoing discussions with its bank about waiving its expected first quarter default and amending its financial covenants to better align with management’s expected financial performance for the remainder of fiscal 2007. The Company is continuing its discussion with its bank to waive the anticipated defaults and to modify its financial covenants. There is no assurance, when or if, the required waiver or amendment will be provided by its bank.

In the absence of a refinancing, asset sale or other transaction, the Company would not be able to repay it’s bank debt if accelerated. Based on this, the Company’s registered independent public accountants Grant Thornton, LLP has informed the Registrant’s Audit Committee that its report on the 2006 financial statements to be included in the Annual Report on Form 10-K will include an explanatory paragraph that indicates that substantial doubt exists about the Registrant’s ability to continue as a going concern.

The Registrant has implemented, and is implementing initiatives to reduce the working capital required for its business and exploring a possible sale of one or more of its assets to reduce bank debt. There can be no assurance that any transaction will occur or if one is undertaken, its terms or timing. The Company does not expect to announce developments with respect to a brand sale unless and until its Board of Director approves a transaction and signs a definitive agreement.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Registrant’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected results for fiscal 2006, the amount of the anticipated impairment charge, the ability to comply with financial covenants or obtain waivers or modifications thereof, initiatives to reduce working capital, and reduce bank debt and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions. Investors are cautioned that all forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Many of these risks and uncertainties are discussed in Phoenix Footwear’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (the “SEC”), and in any subsequent reports filed with the SEC, all of which are available at the SEC’s website at www.sec.gov. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.

Phoenix Footwear Group, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2007	By:	/s/ Kenneth E. Wolf
Kenneth E. Wolf
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).